Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change May 14, 2009
Item 3	News Release The news release dated May 14, 2009 was disseminated through Marketwire’s Canadian and US Investment, Continental Europe Finance and UK Media and Analysts Networks.
Item 4	Summary of Material Change Silver Standard Resources Inc. reported on principal project updates and financial highlights from its first quarter of 2009.
Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated May 14, 2009.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 14th day of May, 2009

May 14, 2009	News Release 09-16

SILVER STANDARD REPORTS FIRST QUARTER 2009 RESULTS

Vancouver, B.C. – Silver Standard Resources Inc. reports the following principal project updates and financial highlights from the company’s first quarter of 2009.  Effective January 1, 2009, the company adopted the U.S. dollar as its reporting currency and all figures are in U.S. dollars unless otherwise noted.

Update on Pirquitas Mine Ramp-up

During the quarter, Silver Standard completed construction of the silver circuit, advanced commissioning of the ball mill and delivered ore to the ball mill feed system.  Subsequent to the end of the quarter, the company completed commissioning of the silver flotation circuit and commenced concentrate production.  Silver concentrate is now being produced and stockpiled for shipment in May.

At current metal prices, the silver and tin concentrates account for over 95% of the anticipated revenue from the mine.  As a result, the silver circuit will be optimized first, followed by the tin circuit.  Due to encouraging results from metallurgical test work, process equipment purchased for the zinc circuit will be used to enhance silver recoveries and increase the silver content of the silver concentrate.  Consequently, completion of the zinc circuit will be subject to further evaluation.

Open pit pre-stripping has been completed and the initial ore has been exposed.  Open pit ore is being stockpiled while the historical jig tailings are fed through the silver circuit during the second quarter.

With production ramping up through the second quarter of 2009, Pirquitas is expected to produce approximately six million ounces of silver in 2009 and achieve full production in 2010 of approximately 10 million ounces of silver.

As of March 31, 2009, the company had expended $213.2 million in construction costs of the total estimated $230 million.

Financial Highlights

▪
The company reports a first quarter loss of $2.6 million ($0.04 per share) for the three months ended March 31, 2009 compared to earnings of $2.3 million ($0.04 per share) for the first quarter of 2008.  The 2008 earnings related primarily to the gain on the sale of the company’s silver bullion offset by financing costs and investment writedowns.

▪	For the three months ended March 31, 2009, Silver Standard incurred $18.4 million for construction, $14.6 million for pre-operating costs and $2.6 million for mining equipment at the Pirquitas Mine.
▪
Significant exploration expenditures to advance other projects during the quarter included $1.4 million at the Pitarrilla Project in Mexico; $0.8 million at the San Luis Project in Peru, and $0.3 million for exploration at the Diablillos Project in Argentina.

▪	The company sold 5.8 million common shares at $17.00 per share to the public in the first quarter which resulted in net proceeds of $93.4 million after fees, commissions and costs.
▪	Cash and cash equivalents increased from $72.0 million at December 31, 2008 to $107.7 million at March 31, 2009.

Selected Financial Data
($000’s, except per share amounts)
This summary of selected financial data should be read in conjunction with the management discussion and analysis (“MD&A”) of the unaudited consolidated operating results and financial condition of the company for the three months ended March 31, 2009 and audited results for the year and quarter ended December 31, 2008.

	Three Months Ended March 31
	2009	2008
Earnings (Loss)	$(2,598)	$2,328
Earnings (Loss) per share	(0.04)	0.04
Cash used in operating activities	(4,006)	(8,052)
Cash generated by financing activities	93,754	137,970
Cash used in mineral property costs, property, plant and equipment	(49,568)	(28,366)

Financial Position	March 31, 2009	December 31, 2008
Cash and cash equivalents	$107,723	$72,013
Marketable securities	10,877	10,923
Current assets – total	123,649	86,814
Other investments - ABCP	21,187	21,803
Current assets and ABCP - total	144,836	108,617
Current liabilities - total	31,209	45,328
Working capital	92,440	41,486
Total assets	650,512	567,905

Principal Project Updates

San Luis, Ancash, Peru

A total of $764,000 was spent at the San Luis joint venture project in Peru during the quarter compared to $1,326,000 in the same quarter of the prior year.  An updated resource estimate completed in the fourth quarter of 2008 defined a measured and indicated resource of 348,100 ounces of gold resources and 9.0 million ounces of silver resources.

A feasibility study on placing the project into production is underway and is expected to be completed in the second quarter of 2009.  An environmental impact study has also been initiated and is scheduled to be completed by the end of 2009.  The joint venture is currently negotiating long-term land access agreements for the project.

Silver Standard presently holds a 55% interest in the San Luis Project and has elected to increase its interest to 70% by completing a feasibility study.  Silver Standard has the right to increase its interest in the San Luis project to 80% by placing the project in production. The remaining joint venture interest is held by Esperanza Silver Corporation.

Pitarrilla, Durango, Mexico

A total of $1,417,000 was spent on the Pitarrilla Project in Mexico during the quarter compared to $3,700,000 in the same quarter of the prior year.  Pitarrilla is 100%-owned by Silver Standard.

Work is well-advanced on an engineering pre-feasibility study that focuses on the economics of developing the underground sulphide-associated, base metal and silver mineralization found at Breccia Ridge.  A second study focusing on development of the potential open pit resources at Breccia Ridge and other satellite zones is in progress.

Project resources total 159.9 million ounces of measured silver, 483.7 million ounces of indicated silver and 82.3 million ounces of inferred silver resources, placing Pitarrilla among the largest silver discoveries in the last decade.  A ramp has been completed to provide underground drilling stations for the high-grade silver and base metal mineralization of the Breccia Ridge Zone.  This drilling will be undertaken on completion of the pre-feasibility study.  The portal and more than 1,300 meters of ramp excavation have been completed to date.

Diablillos, Salta, Argentina

A total of $286,000 was spent at the wholly-owned, silver-gold Diablillos Project in Argentina during the quarter compared to $1,271,000 in the same quarter of the prior year.

During 2007 and 2008, Silver Standard completed over 17,700 meters of diamond drilling at the Diablillos Project.  The objective of this program was to better define the inferred resource of 93.8 million ounces of silver resources and 815,000 ounces of gold resources.  The company has engaged an independent Qualified Person as defined in NI 43-101 to prepare an updated resource estimate for the Diablillos project, which is expected to be completed in the second quarter of 2009.  In addition, a metallurgical program to assess the heap leaching characteristics of the mineralization at Diablillos is underway.  Dependent on the results of the resource estimate and the metallurgical program, the company will advance a pre-feasibility study on the economics of developing the Diablillos project.

Snowfield, British Columbia, Canada

In February, Silver Standard reported a significant increase in gold resources at its wholly-owned Snowfield Project.  The increased resource is now comprised of measured and indicated gold resources totalling 4,362,000 ounces and inferred gold resources of 14,276,000 ounces using a cut-off grade of 0.5 grams of gold-equivalent per tonne, as well as significant silver, copper and molybdenum resources.

A geological review is underway to assess the potential for expanding the mineralization at Snowfield and the company’s adjacent Sulphurets project.  At least 20,000 meters of follow-up drilling is planned for 2009.  The property is located 65 kilometres north of the town of Stewart and 20 kilometres southeast of Barrick’s high-grade gold-silver mine at Eskay Creek.

San Agustin, Durango, Mexico

In February 2009, an exploration company that had an option to acquire the property elected to not exercise its option, after expending in excess of $10 million in exploration on the property.  As a result, San Agustin now hosts indicated gold resources totalling 1.59 million ounces and silver resources of 47.9 million ounces; and inferred gold resources totalling 1.06 million ounces and silver resources of 37.0 million ounces.  The property has excellent exploration potential and a geological review is underway, with additional drilling planned.

Management Discussion & Analysis and Conference Call

For the full First Quarter 2009 report, including Management Discussion & Analysis, visit www.sedar.com or the company’s web site at www.silverstandard.com. A conference call with management to review First Quarter 2009 financial results and project activities is scheduled on Tuesday, May 19, 2009 at 11:00 a.m. EDT.

Toll-free in North America:                 (877) 681-3374
All other calls:                                      (719) 325-4869

This call will also be web-cast and can be accessed at the following web location:

http://ir.silverstandard.com/eventdetail.cfm?eventid=68755.

The call will be archived and available at www.silverstandard.com after May 19, 2009.

Audio replay will be available for one week by calling:

Toll-free in North America:                        (888) 203-1112, replay passcode 1942892.
Overseas callers may dial:                          (719) 457-0820, replay passcode 1942892.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors:  The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

(Source: Silver Standard Resources Inc.)